Exhibit 21.1

EOS ENERGY ENTERPRISES, INC.

LIST OF SUBSIDIARIES

(as of November 16, 2020)

Name of Subsidiary	Country (State)	Percent Ownership
Eos Energy Enterprises Intermediate Holdings, LLC	United States (Delaware)	100%
Eos Energy Storage LLC	United States (Delaware)	100%
Eos Services, LLC	United States (Delaware)	100%